Exhibit 4.2

THIRD AMENDMENT TO THE
AMENDED AND RESTATED RIGHTS AGREEMENT

     This Amendment, dated May 17, 2007 (the “Amendment”), is made and entered into by and between Viewpoint Corporation (formerly known as MetaCreations Corporation), a Delaware corporation (the “Company”), and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A.), as Rights Agent (the “Rights Agent”).

     WHEREAS, the Company and the Rights Agent are parties to the Amended and Restated Rights Agreement, dated as of June 24, 1999, as amended by Amendment No. 1 to Amended and Restated Rights Agreement, dated November 28, 2000 (the “Agreement”); and

     WHEREAS, pursuant to Section 27 of the Agreement, the Company and the Rights Agent desire to amend the Agreement as set forth below.

     NOW, THEREFORE, in consideration of the premises and the mutual agreement herein set forth, the parties hereby agree as follows:

     Section 1. Amendments to Section 1. The definition of “Acquiring Person” is amended in its entirety to read as follows:

  (a) “ACQUIRING PERSON” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the Common Shares then outstanding, but shall not include the Company, any Subsidiary of the Company or any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan. Notwithstanding the foregoing, (i) DG FastChannel, Inc. (together with its Associates and Affiliates, “DG”) shall not be deemed an Acquiring Person unless it becomes the Beneficial Owner of 19.99% or more of the Common Shares then outstanding, (ii) Computer Associates International, Inc. (together with its Associates and Affiliates, “CA”) shall not be deemed an Acquiring Person unless it becomes the Beneficial Owner of 17.5% or more of the Common Shares then outstanding and (iii) no Person (including CA and DG) shall be deemed to be an Acquiring Person as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more (or 19.99% or more in the case of DG or 17.5% or more in the case of CA) of the Common Shares of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% or more (or 19.99% or more in the case of DG or 17.5% or more in the case of CA) of the Common Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Shares of the Company (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), then such Person shall be deemed to be an Acquiring Person unless upon becoming the Beneficial Owner of such additional Common Shares of the Company such Person does not beneficially own 15% or more (or 19.99% or more in the case of DG or 17.5% or more in the case of CA) of the Common Shares of the Company then outstanding. Notwithstanding the foregoing, (i) if the Company’s Board of Directors determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned a percentage of the Common Shares that would otherwise cause such Person to be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), or (B) such Person was aware of the extent of the Common Shares it beneficially owned but had no actual knowledge of the consequences of such beneficial ownership under this Agreement) and without any intention of changing or influencing control of the Company, and if such Person divested or divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be or to have become an “Acquiring Person” for any purposes of this Agreement; and (ii) if, as of the date hereof, any Person is the Beneficial Owner of 15% or more of the Common Shares outstanding, such Person shall not be or become an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), unless and until such time as such Person shall become the Beneficial Owner of additional Common Shares (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), unless, upon becoming the Beneficial Owner of such additional Common Shares, such Person is not then the Beneficial Owner of 15% or more of the Common Shares then outstanding.

     Section 2. Addition of Section 35. The following shall be added to the Agreement as Section 35:

     Section 35. Force Majeure. Notwithstanding anything to the contrary contained herein, neither party shall be liable for any delays or failures in performance resulting from acts beyond its reasonable control, including, without limitation, acts of God, terrorist acts, interruptions or malfunction of computer facilities, loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.

     Section 3. Effect of Amendment. Except as expressly modified herein the Agreement shall remain in full force and effect.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed all as of the day and year first written.

VIEWPOINT CORPORATION

By: /s/ Andrew J. Graf
Name: Andrew J. Graf
Title: Secretary, EVP and GC

COMPUTERSHARE TRUST COMPANY, N.A.

By: /s/ Dennis V. Moccia
Name: Dennis V. Moccia
Title: Managing Director